Exhibit 99.1

Brookfield to Present at the Goldman Sachs U.S. Financial Services Conference

BROOKFIELD, NEWS, November 26, 2025 – Brookfield announced today that Bruce Flatt, Chief Executive Officer, will present at the Goldman Sachs U.S. Financial Services Conference on Tuesday, December 9, 2025, at 10:40 a.m. ET.

A live audio webcast of the event will be available in the “News & Events” section of both Brookfield Corporation’s investor relations website, www.bn.brookfield.com, and Brookfield Asset Management’s investor relations website, www.bam.brookfield.com. A replay will be available following the conclusion of the event.

Media:	BN Investor Relations:
Simon Maine	Katie Battaglia
Tel: +44 739 890 9278	Tel: (416) 359-8544
Email: simon.maine@brookfield.com	Email: katie.battaglia@brookfield.com

BAM Investor Relations:
Jason Fooks
Tel: (212) 417-2442
Email: jason.fooks@brookfield.com

About Brookfield

Brookfield Corporation

Brookfield Corporation is a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. BN has three core businesses: Alternative Asset Management, Wealth Solutions, and its Operating Businesses which are in renewable power, infrastructure, business and industrial services, and real estate.

BN has a track record of delivering 15%+ annualized returns to shareholders for over 30 years, supported by its unrivaled investment and operational experience. BN’s conservatively managed balance sheet, extensive operational experience, and global sourcing networks allow it to consistently access unique opportunities. At the center of BN’s success is the Brookfield Ecosystem, which is based on the fundamental principle that each group within Brookfield benefits from being part of the broader organization. Brookfield Corporation is publicly traded in New York and Toronto (NYSE: BN, TSX: BN).

For more information, please visit our website at www.bn.brookfield.com.

Brookfield Asset Management

Brookfield Asset Management Ltd. is a leading global alternative asset manager, headquartered in New York, with over $1 trillion of assets under management across infrastructure, renewable power and transition, private equity, real estate, and credit. BAM invests client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. BAM offers a range of alternative investment products to investors around the world—including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. BAM draws on Brookfield’s heritage as an owner and operator to invest for value and generate strong returns for its clients, across economic cycles. Brookfield Asset Management is publicly traded in New York and Toronto (NYSE: BAM, TSX: BAM).

For more information, please visit our website at www.brookfield.com.

1 | Brookfield Corporation